August 30, 2012

VIA E-MAIL

Mr. John Reynolds

Assistant Director, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. U.S.A.

20549

Dear Mr. Reynolds:

Re:	Denison Mines Corp.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-133414

Thank you for your letter of August 17, 2012 in which you provide comments on the Form 40-F of Denison Mines Corp. (“Denison”) for the fiscal year ended December 31, 2011 and filed on March 29, 2012 (the “Form 40-F”).

We are pleased to provide the following responses to your comments.

Summary of Mineral Reserves and Mineral Resources

1.	Dibwe East Exploration Property

In its Form 40-F, Denison discloses that Inferred Mineral Resources at the Dibwe East property have been estimated at 39.8 million tonnes at an average grade of 0.03% U3O8, yielding an estimated 28.3 million pounds of uranium. This Mineral Resource estimate was prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP and Form 43-101F (collectively, “NI 43-101”).

As required by NI 43-101, the Mineral Reserve and Resource definitions have been adopted from the CIM Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum. The CIM definition of an Inferred Mineral Resource is:

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Furthermore, the CIM definition of a Mineral Resource is (emphasis added):

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The test of “reasonable prospects for economic extraction” is less stringent than for a Mineral Reserve estimate. As a result, the commodity price which is assumed, if necessary, is based on projected or outlook forecasts, versus current or historic commodity prices. To determine if the Mineral Resource has a reasonable prospect for economic extraction, a Whittle pit analysis was done and the Mineral Resource reported is that resource within the conceptual pit shell.

For the Dibwe East deposit, Denison tested the reasonableness of economic extraction using Whittle pit analysis. The criteria used for the Whittle pit analysis were as follows:

•	Pit Slope = 40 degrees

•	Mining Cost = $1.86/t mined

•	Processing Cost = $14.54/t ore

•	Processing Recovery = 90%

•	Selling Price = $70.00/lb. U3O8

•	Sell Cost = $1.5/kg U3O8

Typical sources of uranium pricing to be used for this analysis are financial analyst uranium price projections or projections made by Ux Consulting Company, one of the nuclear industry’s leading consulting companies. At the time that the Dibwe East technical report was prepared, uranium prices, all in US$ per pound U3O8, were as follows:

Type	Date	Price	Source
Long term, published monthly	01/30/2012	$61.00	Ux Consulting
Long term, published monthly	01/30/2012	$61.00	Tradetech
Average Mid-Price Forecast	n/a	$67.92	Ux Consulting, 2011 Q4 Uranium Market Outlook
Average High Price Forecast	n/a	$81.50	Ux Consulting, 2011 Q4 Uranium Market Outlook

The uranium financial analyst projections as of January 2012 are shown in the table below:

	Uranium (US$/lb U3O8)
	Date	2011	2012	2013	2014	2015	LT
ANZ	23-Jan-12		$58.65	$72.50	$78.25
BMO Capital Markets	5-Jan-12	$57.00	$60.00	$70.00	$70.00	$60.00	$60.00
BoA / Merrill Lynch	19-Dec-11	$57.20	$58.50	$70.00	$80.00	$75.00	$63.00
Canaccord Genuity	6-Dec-11	$56.00	$55.00	$60.00	n/a	n/a	$65.00
CIBC World Markets	4-Jan-12	$57.56	$70.00	$75.00	n/a	n/a	$70.00
Citigroup	5-Dec-11	$56.00	$50.00	$50.00	$50.00	$50.00	$50.00
Commonwealth Bank	23-Jan-12		$55.00	$62.00	$68.00
Credit Suisse	2-Dec-11	$65.00	$70.00	$70.00	$69.00	$68.00	n/a
Deutsche Bank	7-Oct-11	$63.00	$65.00	$65.00	$70.00	$70.00	$55.00
JP Morgan	7-Nov-11	$61.00	$62.00	$63.00	$76.00	n/a	$60.00
Macquarie	1-Dec-11	$56.00	$54.00	$48.00	$60.00	$65.00	$50.00
Paradigm Capital	9-Nov-11	$60.00	$60.00	$60.00	$60.00	$75.00	n/a
Raymond James	26-Jul-11	$73.47	$76.25	$83.75	$75.00	$70.00	$70.00
RBC	3-Jan-12	$57.00	$55.00	$60.00	$75.00	$80.00	$55.00
Salman Partners	4-Jan-12	$58.15	$76.80	$83.76	$77.38	n/a	$45.55
TD Securities	12-Dec-11	$57.08	$62.50	$68.00	$75.00	$70.00	$70.00
UBS	14-Dec-11	$56.00	$55.00	$60.00	$65.00	$65.00	$60.00
Wilson HTM	23-Jan-12		$65.00	$65.00	$70.00
Mean		$59.36	$61.59	$65.89	$69.91	$68.00	$59.50
Median		$57.20	$60.00	$65.00	$70.00	$70.00	$60.00
Rounded Forecast		$59.00	$62.00	$66.00	$70.00	$68.00	$60.00
High		$73.47	$76.80	$83.76	$80.00	$80.00	$70.00
Low		$56.00	$50.00	$48.00	$50.00	$50.00	$45.55

Based on the foregoing data, a uranium price of $70.00 per pound was chosen to test the reasonable prospects for economic extraction.

2.	Other Commodity Price Assumptions

With regard to the commodity price assumptions for the remainder of the properties for which Denison has disclosed estimates in its Form 40F, there were no specific commodity prices assumptions made as these Mineral Resource estimates were prepared based on determination of a cut-off grade. The cut-off grade in each case was estimated using the mining and processing costs and metal recovery assumptions available for the specific project, or known industry standards or “best in practice” if no project specific costs or recoveries are known. The material which is above the cut-off grade is determined to have a reasonable prospect for economic extraction.

The Mineral Reserves shown in the Form 40-F, represent ore, which is located on the ore pads either at the McClean Lake mill or the White Mesa mill. The ore estimates disclosed in the Form 40-F are based on weights recorded upon receipt at the mill or surveys. The assays are based on actual assay results from the ore. In each case, the ore was not processed at the time of the filing of the Form 40-F as neither mill was operating.

In connection with this response to your comments, Denison acknowledges that: (i) Denison is responsible for the adequacy and accuracy of the disclosure in the Form 40-F filing; (ii) that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Denison may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the SEC’s comments on the Form 40-F. We would be pleased to address any questions you may have on the foregoing or any further comments you may have. I can be reached at 604-377-1167.

Yours very truly,

DENISON MINES CORP.

Ron F. Hochstein

President and C.E.O.

cc:	John Coleman, SEC
Jim Anderson, Denison
Sheila Colman, Denison
Shona Smith, Troutman, Sanders LLP

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